UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form

is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

4th Quarter 2003

Preliminary Earnings Commentary

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of December 31, 2003 and forward-looking statements with respect to the financial condition, results of operations and business of KT management. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material, and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

Please note that net revenue based financial figures of 2002, under the new net revenue recognition accounting rule, effective from January 1, 2003, are provided in this material for discussion and comparative purposes.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses. KT’s non-consolidated financial statements and report as of December 31, 2003 will be filed with the Korea Financial Supervisory Commission on March 31, 2004.

Final 3rd quarter 2003 figures are provided in the table below, compared with the third quarter preliminary earnings.

(KRW, billion)	3Q 2003 (Final)	3Q 2003 (Preliminary)	Change
Operating Revenues	2,792.9	2,784.2	8.7
Operating Expenses	3274.8	3,279.4	-4.6
Operating Income (OP Margin)	-481.9 (-17.3%)	-495.2 (-17.8%)	13.3 (0.5%p)
EBITDA (EBITDA Margin)	157.4 (5.6%)	144.1 (5.2%)	13.3 (0.4%p)
Net Income	-496.5	-499.5	3.0

If you have any questions in connection with the preliminary earnings, please contact the Investor Relations Department of KT Corp.

KT Corporation

Investor Relations

Tel: 82-31-727-0931~5        Fax: 82-31-727-0949

E-mail: ktmckim@kt.co.kr

I.    Financial Highlights

A.    Summary of Balance Sheet

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ %		Amount	Δ %
Total Assets	19,575.6	21,761.1	-2,185.5	-10.0%	19,844.5	-268.9	-1.4%
☐ Current Assets	3,323.5	4,072.4	-748.9	-18.4%	3,841.8	-518.3	-13.5%
¡ Quick Assets	3,166.6	3,992.0	-825.4	-20.7%	3,770.0	-603.4	-16.0%
- Cash & Cash Equivalents	657.1	1,009.0	-351.9	-34.9%	954.5	-297.4	-31.2%
- Accounts Receivable	1,815.6	2,033.9	-218.3	-10.7%	1,840.3	-24.7	-1.3%
- Others	693.9	949.0	-255.1	-26.9%	975.2	-281.3	-28.8%
¡ Inventories	156.9	80.4	76.5	95.1%	71.8	85.1	118.5%
☐ Fixed Assets	16,252.1	17,688.7	-1,436.6	-8.1%	16,002.7	249.4	1.6%
¡ Invested Assets	4,758.7	5,654.8	-896.1	-15.8%	4,632.5	126.2	2.7%
- KTF Shares	2,646.9	2,362.5	284.4	12.0%	2,580.5	66.4	2.6%
- KTICOM Shares	0.0	0.0	0.0	—	0.0	0.0	—
- SKT Shares	0.0	853.3	-853.3	-100.0%	0.0	0.0	—
- Deferred Assets	313.8	376.3	-62.5	-16.6%	322.2	-8.4	-2.6%
- Long-term Loans	592.9	901.2	-308.3	-34.2%	621.4	-28.5	-4.6%
- Others	1,205.1	1,161.5	43.6	3.8%	1,108.4	96.7	8.7%
¡ Tangible Assets	11,245.6	11,809.9	-564.3	-4.8%	11,166.6	79.0	0.7%
¡ Intangible Assets	247.8	224.0	23.8	10.6%	203.6	44.2	21.7%
Total Liabilities	12,763.1	13,983.5	-1,220.4	-8.7%	12,892.3	-129.2	-1.0%
¡ Current Liabilities	3,494.1	4,401.6	-907.5	-20.6%	3,780.9	-286.8	-7.6%
- Interest-bearing Debts	1,304.3	1,545.8	-241.5	-15.6%	871.3	433.0	49.7%
- Accounts Payable	893.3	940.1	-46.8	-5.0%	706.6	186.7	26.4%
- Others	1,296.5	1,915.7	-619.2	-32.3%	2,203.0	-906.5	-41.1%
¡ Long-term Liabilities	9,269.0	9,581.9	-312.9	-3.3%	9,111.4	157.6	1.7%
- Interest-bearing Debts	7,716.6	7,562.5	154.1	2.0%	7,385.2	331.4	4.5%
- Installation Deposit	1,229.7	1,536.7	-307.0	-20.0%	1,287.6	-57.9	-4.5%
- Others	322.7	482.7	-160.0	-33.1%	438.6	-115.9	-26.4%
Total Shareholders’ Equity	6,812.5	7,777.7	-965.2	-12.4%	6,952.2	-139.7	-2.0%
¡ Capital Stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
¡ Capital Surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.0	0.0%
¡ Retained Earnings	7,775.5	8,145.9	-370.4	-4.5%	7,968.1	-192.6	-2.4%
¡ Capital Adjustment	-3,964.3	-3,369.4	-594.9	17.7%	-4,017.2	52.9	-1.3%
- Treasury Stock	-3,962.6	-4,112.2	149.6	-3.6%	-3,962.6	0.0	0.0%
- Unrealized Gain on Investment	-44.2	749.4	-793.6	-105.9%	-85.0	40.8	-48.0%
- Others	42.5	-6.6	49.1	-744.2%	30.4	12.1	39.6%
Total Interest-bearing Debts	9,020.9	9,108.3	-87.4	-1.0%	8,256.5	764.4	9.3%
Net Debts	8,363.8	8,099.3	264.5	3.3%	7,302.1	1,061.7	14.5%
Net Debt/Equity Ratio	122.8%	104.1%	18.6% p		105.0%	17.7% P

B.    Summary of Income Statement

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ%		Amount	Δ%
Operating Revenue	2,862.8	2,830.4	32.4	1.1%	2,792.9	69.9	2.5%
Operating Expense	2,473.7	2,681.5	-207.8	-7.7%	3,274.8	-801.1	-24.5%
¡ Depreciation	691.1	763.4	-72.3	-9.5%	639.3	51.8	8.1%
¡ Labor	541.0	655.0	-114.0	-17.4%	1,509.2	-968.2	-64.2%
¡ Commission	180.8	155.8	25.0	16.1%	150.7	30.1	19.9%
¡ Sales Promotion	73.3	84.3	-11.0	-13.0%	77.3	-4.0	-5.2%
¡ Sales Commission	31.4	36.2	-4.8	-13.4%	15.1	16.3	108.3%
¡ Provision for doubtful accounts	112.4	96.0	16.4	17.0%	79.6	32.8	41.2%
¡ Advertising	48.7	50.5	-1.8	-3.6%	36.6	12.1	33.0%
¡ Repairs & Maintenance	139.8	95.1	44.7	47.0%	103.2	36.6	35.4%
¡ Cost of Goods Sold	50.1	62.0	-11.9	-19.2%	25.3	24.8	98.0%
¡ Cost of Service Provided	403.4	461.3	-57.9	-12.5%	445.0	-41.5	-9.3%
- Cost of Service	127.0	121.4	5.6	4.6%	90.6	36.4	40.2%
- LM Interconnection	185.7	291.5	-105.8	-36.3%	290.3	-104.5	-36.0%
- Intn’l Settlement	42.3	42.5	-0.2	-0.4%	44.8	-2.4	-5.4%
- Cost of SI/NI Services	48.4	5.9	42.5	723.2%	19.4	29.0	150.0%
¡ R&D	69.7	70.4	-0.7	-1.0%	53.0	16.7	31.5%
¡ Others	132.0	151.5	-19.5	-12.9%	140.5	-8.5	-6.1%
Operating Income	389.1	148.9	240.2	161.3%	-481.9	871.0	-180.7%
Operating Margin	13.6%	5.3%	8.3%P		-17.3%	30.8%P
EBITDA	1,080.2	912.3	167.9	18.4%	157.4	922.8	586.3%
EBITDA Margin	37.7%	32.2%	5.5%P		5.6%	32.1%P
Non-operating Revenue	-11.9	996.1	-1,008.0	-101.2%	131.2	-143.1	-109.1%
¡ Gains on Disp. Of Inv. Assets	0.6	907.6	-907.0	-99.9%	0.0	0.6	—
¡ Interest Income	16.0	13.0	3.0	23.1%	19.5	-3.5	-18.1%
¡ FX Transaction Gain	4.2	9.2	-5.0	-54.3%	1.0	3.2	305.4%
¡ FX Translation Gain	-56.5	12.5	-69.0	-552.0%	57.3	-113.8	-198.6%
¡ USO Fund	-12.2	5.4	-17.6	-325.9%	11.9	-24.1	-202.4%
¡ Others	36.0	48.4	-12.4	-25.6%	41.4	-5.4	-13.1%
Non-operating Expense	297.4	277.8	19.6	7.1%	324.4	-27.0	-8.3%
¡ Interest Expense	104.4	113.3	-8.9	-7.9%	106.5	-2.1	-2.0%
¡ FX Transaction Loss	2.7	3.8	-1.1	-28.9%	2.1	0.6	31.0%
¡ FX Translation Loss	-3.0	-0.4	-2.6	650.0%	9.9	-12.9	-130.4%
¡ Loss on Equity Method	43.3	49.9	-6.6	-13.2%	34.4	8.9	26.0%
¡ Loss on Disp. Of Fixed. Assets	28.1	42.3	-14.2	-33.6%	15.7	12.4	79.1%
¡ Others	121.9	68.9	53.0	76.9%	156.0	-34.1	-21.8%
Ordinary Income	79.8	867.2	-787.4	-90.8%	-675.1	754.9	-111.8%
Income Tax	-1.3	198.9	-200.2	-100.7%	-178.6	177.3	-99.3%
Net Income	81.1	668.3	-587.2	-87.9%	-496.5	577.6	-116.3%
EPS (KRW)	380	2,703	-2,323.0	-85.9%	-2,304	2,684.0	-116.5%
Fully Diluted EPS (KRW)	388	2,284	-1,896.0	-83.0%	-2,304	2,692.0	-116.8%

II.    Operating Results

A.    Operating Revenue

1.    Overview

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q /2003 3Q
			Amount	Δ %		Amount	Δ %
Operating Revenue	2,862.8	2,830.4	32.4	1.1%	2,792.9	69.9	2.5%
¡Internet	628.5	544.5	84.0	15.4%	607.4	21.1	3.5%
-Broadband	517.3	429.5	87.8	20.4%	504.5	12.8	2.5%
¡Telephone	1,135.1	1,230.0	-94.9	-7.7%	1,152.3	-17.2	-1.5%
¡ Land-to-Mobile	524.1	565.1	-41.0	-7.2%	514.0	10.2	2.0%
¡Leased Line	294.2	337.4	-43.2	-12.8%	309.2	-15.0	-4.9%
¡Other Data	46.6	55.9	-9.3	-16.6%	45.7	1.0	2.1%
¡Wireless (PCS resale etc.)	169.5	140.0	29.5	21.1%	134.7	34.8	25.8%
¡Satellite	30.1	23.9	6.2	26.2%	29.2	0.9	3.1%
¡Others	87.0	20.6	66.4	323.4%	53.5	33.5	62.5%
¡Sales Discount	-52.3	-87.0	34.7	-39.9%	-53.1	0.8	-1.5%

•	In the fourth quarter of 2003, total operating revenue increased by KRW 32.4 billion (1.1%) to KRW 2,862.8 billion, compared to the corresponding period of 2002. Despite revenue decreases from telephone, land-to-mobile, leased-line, and data services, there were offsetting increases in broadband, aided by continuous subscriber growth, and PCS resale.

•	Compared to the third quarter of 2003, total operating revenue increased by KRW 69.9 billion (2.5%). This can be attributed to a slowdown in the telephone and leased line weakening trend, and increased revenues from land-to-mobile, broadband, PCS resale, and SI/NI services.

2.    Internet Revenue

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ%		Amount	Δ%
Total Internet Revenue	628.5	544.5	84.0	15.4%	607.4	21.1	3.5%
¡ Broadband	517.3	429.5	87.8	20.4%	504.5	12.8	2.5%
-Megapass	501.8	414.8	87.0	21.0%	490.6	11.2	2.3%
-Nespot	15.6	14.7	0.8	5.6%	13.9	1.6	11.7%
¡ Kornet	65.7	67.5	-1.8	-2.6%	64.9	0.7	1.1%
¡ Other Internet	45.5	47.5	-2.1	-4.3%	37.9	7.6	20.0%
-IDC	32.9	31.4	1.5	4.9%	25.3	7.6	29.9%
-Bizmeka	8.4	5.6	2.8	50.9%	8.4	0.0	0.0%
-Others	4.2	10.6	-6.4	-60.6%	4.2	0.0	0.3%
Megapass Subscriber No. (‘000)	5,589	4,922	667	13.6%	5,524	65	1.2%
Nespot Subscriber No. (‘000)	358	112	246	219.6%	305	53	17.4%

•	In the fourth quarter of 2003, internet revenue increased by KRW 84 billion (15.4%) to KRW 628.5 billion, compared to the same quarter of previous year. The number of Megapass subscribers stood at 5.589 million at the end of 2003, surpassing the year before figure of 4.922 million by 13.6%. Since its launch in May 2002, Nespot (wireless LAN) has steadily expanded its subscriber base, which reached 358,000 at the end of 2003, and contributed KRW 15.6 billion in revenue. In the ‘Other Internet’ category, revenues from IDC (Internet Data Center) and Bizmeka, our IT outsourcing service for small and medium sized businesses, are steadily on the rise.

3.    Telephone Revenue

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ%		Amount	Δ%
Total Telephone Revenue	1,135.1	1,230.0	-94.9	-7.7%	1,152.3	-17.2	-1.5%
Subscriber Connection	351.5	369.3	-17.8	-4.8%	346.2	5.3	1.5%
¡ Subscription Fee	26.2	32.4	-6.2	-19.2%	22.5	3.7	16.4%
¡ Basic Monthly Fee	285.8	286.3	-0.5	-0.2%	287.5	-1.7	-0.6%
¡ Installation	12.4	12.8	-0.4	-2.8%	11.0	1.4	13.1%
¡ Interconnection	26.2	37.6	-11.4	-30.3%	25.0	1.2	4.8%
¡ Others	1.0	0.3	0.6	193.6%	0.3	0.7	219.7%
Local	309.5	352.7	-43.2	-12.2%	317.4	-7.9	-2.5%
¡ Usage	234.3	260.0	-25.7	-9.9%	233.5	0.8	0.3%
¡ Interconnection	35.6	32.6	3.0	9.2%	36.3	-0.8	-2.1%
¡ Others	39.7	60.2	-20.5	-34.0%	47.5	-7.9	-16.5%
Domestic Long Distance	231.5	279.5	-48.1	-17.2%	233.2	-1.8	-0.8%
¡ Usage	219.4	254.4	-35.0	-13.8%	217.7	1.7	0.8%
¡ Interconnection	11.7	24.9	-13.2	-52.9%	15.3	-3.6	-23.3%
¡ Others	0.3	0.2	0.2	108.7%	0.3	0.1	19.6%
International Long Distance	64.5	89.6	-25.0	-27.9%	71.2	-6.7	-9.4%
¡ Usage	62.5	88.7	-26.2	-29.5%	67.1	-4.6	-6.8%
¡ Others	2.1	0.9	1.1	122.3%	4.2	-2.1	-50.5%
International Settlement Revenue	36.5	50.4	-14.0	-27.7%	35.5	1.0	2.8%
VAS	92.3	35.7	56.5	158.2%	99.1	-6.8	-6.9%
114 Phone Directory Service	30.7	28.9	1.8	6.2%	28.1	2.6	9.4%
Public Telephone	19.1	23.4	-4.3	-18.3%	21.1	-2.0	-9.4%
Miscellaneous	-0.5	0.4	-0.9	-224.6%	0.5	-1.0	-207.8%

•

In the fourth quarter of 2003, we saw a drop of KRW 94.9 billion (7.7%) in telephone revenue over the fourth quarter of 2002. This is mainly due to i) a decrease in local interconnection revenue caused by reduction of interconnection fee rate and decline in domestic long distance usage, ii) rate cut for international settlement, resulting in lower revenue, and iii) continued fall in local, domestic and international long distance usage.

•	Compared to the previous quarter, telephone revenue was down by KRW 17.2 billion (1.5%), mostly because of weakened demand for toll free and international long distance services, both sensitive to the economic conditions.

•	According to the newly adopted revenue re-categorization, some of the revenue from local, domestic and international long distance, and land-to-mobile was reallocated under VAS (Value Added Service). The following table shows VAS revenue details.

				(KRW billion	)
	1Q 2003	2Q 2003	3Q 2003	4Q 2003
Revenue before re-categorization	38.7	31.1	38.1	37.1
Local - > VAS	27.7	19.6	19.4	19.5
DLD - > VAS	15.6	12.4	15.4	13.4
ILD - > VAS	11.1	9.3	11.8	10.1
LM - > VAS	11.3	11.4	14.4	12.2
Revenue after re-categorization	104.4	83.8	99.1	92.3

4.    LM (Land to Mobile) Interconnection Revenue

						(KRW billion)
Sector	2003 4Q	2002 4Q	2003 4Q/2002 4Q		2003 3Q	2003 4Q/2003 3Q
			Amount	Δ%		Amount	Δ%
LM Revenue	524.1	565.1	-41.0	-7.2%	514.0	10.1	2.0%
LM Interconnection cost	185.7	291.5	-105.8	-36.3%	290.3	-104.6	-36.0%

•	Due to a 5.1% tariff cut and the ‘6 minute free call’ system (effective for 6 months) starting July, 2003, LM revenue for the fourth quarter was KRW 524.1 billion, a loss of KRW 41.0 billion (7.2%) over 4Q 2002. However, it was an improvement of 10.1 billion (2.0%) over 3Q 2003, made possible by increased call volume.

•	Compared to the same period last year, LM interconnection cost decreased by KRW 105.8 billion (36.3%). This decrease is in excess of what can be explained by the 10.3% LM interconnection rate cut, effective from January 2003. It also showed a savings of KRW 104.6 billion (36.0%) over 3Q 2003, as a result of actual settlement adjustment of LM interconnection cost among operators.

* Journalization method of LM interconnection cost: It takes about 2 months for operators to verify the actual volume of LM traffic. Therefore, KT estimates LM interconnection cost reflecting historical traffic at the time of quarterly closing and makes appropriate adjustments the following quarter.

5.    Leased Line Revenue

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q /2002 4Q		2003 3Q	2003 4Q /2003 3Q
			Amount	Δ %		Amount	Δ %
Total Leased Line Revenue	294.2	337.4	-43.2	-12.8%	309.2	-15.0	-4.9%
¡ Local	163.0	180.4	-17.4	-9.6%	166.8	-3.7	-2.2%
¡ Domestic Long Distance	113.6	133.6	-20.0	-14.9%	123.3	-9.7	-7.8%
¡ Intn’l Long Distance	10.7	14.3	-3.6	-25.4%	13.0	-2.3	-17.8%
¡ Broadcasting & Others	6.8	9.1	-2.3	-25.1%	6.1	0.7	11.4%

•	Leased line revenue totaled KRW 294.2 billion in the fourth quarter of 2003, a drop of KRW 43.2 billion (12.8%) over 4Q 2002 and KRW 15.0 billion (4.9%) over 3Q 2003. The main drivers were declining demands by SKT, now equipped with its own network, and the switch by the SK group and Dacom to SK Networks and Powercom, respectively. Shift in demand to other similar KT services such as Metro Ethernet and VPN has also played a role. Following is a detailed account of revenue increases under the ‘similar services’ sector.

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q /2003 3Q
			Amount	Δ %			%
Similar Services	52.5	35.3	17.2	48.7%	47.3	5.2	11.0%
¡ Metro Ethernet	23.0	15.2	7.8	51.3%	20.2	2.8	13.9%
¡ ATM	19.4	13.2	6.2	47.0%	17.6	1.8	10.2%
¡ Satellite Leased line	2.5	1.3	1.2	92.3%	2.3	0.2	8.7%
¡ VPN	7.6	5.6	2.0	35.7%	7.2	0.4	5.6%

6.    Other Data Revenue

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q /2002 4Q		2003 3Q	2003 4Q /2003 3Q
			Amount	Δ %		Amount	Δ %
Other Data Revenue	46.6	55.9	-9.3	-16.6%	45.7	0.9	2.0%
¡ Dial-up	1.4	4.1	-2.7	-65.8%	1.8	-0.4	-23.9%
¡ Packet Data	7.3	11.6	-4.3	-36.7%	8.4	-1.1	-13.1%
¡ EDI	5.5	12.3	-6.8	-55.5%	5.6	-0.1	-1.9%
¡ Others (ATM etc.)	32.4	28.0	4.5	16.0%	29.9	2.6	8.6%

•	Data revenue for 4Q 2003 totaled KRW 46.6 billion, a decrease of KRW 9.3 billion (16.6%) over 4Q 2002. ATM revenue increase was offset by the move from dial-up and packet data to broadband.

7.    Wireless Revenue

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ %		Amount	Δ %
Total Wireless Revenue	169.5	140.0	29.5	21.1%	134.7	34.8	25.8%
☐ PCS Resale	168.6	139.3	29.3	21.0%	133.5	35.0	26.2%
¡ PCS Service	124.2	114.0	10.2	8.9%	122.6	1.6	1.3%
¡ Handset Sales	44.4	25.3	19.1	75.4%	10.9	33.5	306.1%
☐ Other Wireless Revenue	0.9	0.7	0.2	36.2%	1.1	-0.2	-19.4%
PCS Resale Expense	103.1	95.1	8.0	8.5%	85.9	17.2	20.0%
¡ Cost of Handset	51.6	47.5	4.2	8.8%	23.5	28.1	119.8%
¡ Interconnection Fee to KTF	51.5	47.6	3.9	8.2%	62.4	-11.0	-17.6%
Resale subscribers (’000)	1,555	1,422	133	9.4%	1,573	-18.0	-1.1%

•	Wireless revenue increased by KRW 29.5 billion (21.1%) compared to 4Q 2002. This can be explained by an increase in handset sales to 110,000 new subscribers accompanied by overall increase in the number of subscribers and usage.

•	Compared to the previous quarter, revenue rose by KRW 34.8 billion (25.8%). Increased handset sales to 110,000 new subscribers and the seasonal trend of higher usage in the fourth quarter would account for this.

8.    Satellite Revenue

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ %		Amount	Δ %
Total Satellite Revenue	30.1	23.9	6.2	26.2%	29.2	0.9	3.1%

•	In the fourth quarter of 2003, satellite revenue improved by 6.2 billion (26.2%) over 4Q 2002 and KRW 0.9 billion (3.1%) over 3Q 2003, primarily due to an increase in demand of satellite transmission service.

9.    Other Revenue

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q/ 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ %		Amount	Δ %
Other Revenue	87.0	20.6	66.4	322.3%	53.6	33.4	62.3%
¡SI/NI	47.1	8.5	38.6	454.1%	19.2	27.9	145.4%
¡Real Estate	13.7	0.0	13.7	—	11.8	2.0	16.7%
¡Others	26.2	0.0	14.1	—	22.7	3.5	15.5%

•	‘Other Revenue’ rose by KRW 66.4 billion (322.3%) and KRW 33.4 billion (62.3%) from 4Q 2002 and 3Q 2003, respectively; a direct benefit of increased revenues from SI/NI (System Integration and Network Integration) and leasing of real estate.

B.    Operating Expenses

1.    Overview

•	The number of employees was reduced by 5,497 (12.6%) in September 2003 through our early retirement plan (ERP), and stood at 37,987 at end of 2003. A one-time ERP payment of KRW 831.5 billion was journalized in the third quarter, and thus resulted in an operating loss of KRW 481.9 billion in 3Q 2003. However, returning to normality, we recorded a positive operating income of KRW 389.1 billion in the fourth quarter, a substantial increase of KRW 240.2 billion (161.3%) over 4Q 2002.

2.    Labor Expense

						(KRW billion)
Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ%		Amount	Δ%
Total Labor Expense	541.0	655.0	-114.0	-17.4%	1,509.2	-968.2	-64.2%
¡ Salaries & Wages	401.9	461.7	-59.8	-12.9%	452.9	-51.0	-11.3%
- Salaries	236.9	271.6	-34.7	-12.8%	282.6	-45.7	-16.2%
- Wages	164.0	189.1	-25.2	-13.3%	169.2	-5.2	-3.1%
* Performance-based Bonus	97.3	146.8	-49.5	-33.7%	109.5	-12.2	-11.1%
* Monthly & Annual Leave Compensation	15.7	-7.0	22.8	-323.7%	15.5	0.3	1.7%
- Miscellaneous	1.0	0.9	0.1	11.3%	1.1	-0.1	-6.6%
¡ Employee Benefits	113.8	132.4	-18.6	-14.1%	171.0	-57.2	-33.4%
- Bonus	34.5	0.0	34.5	—	39.1	-4.6	-11.9%
¡ Retirement Allowance	25.3	60.9	-35.6	-58.4%	885.3	-860.0	-97.1%

•	Total labor expense recorded a decrease of KRW 114.0 billion from 4Q 2002. This can be attributed to a reduction of KRW 59.8 billion (12.9%) for salaries & wages, KRW 18.6 billion (14.1%) for employee benefits, and KRW 35.6 billion (58.4%) for retirement allowance. Increase of KRW 34.5 billion for bonus, despite the total labor expense savings, stems from uniform distribution recognition of the bonus expense.

•	Compared to the previous quarter when an additional KRW 831.5 billion ERP cost was incurred, total labor expense was brought down by KRW 968.2 billion. As a result of the downsizing, we experienced a reduction in retirement allowance of KRW 860.0 billion (97.1%), salaries & wages of KRW 51.0 billion (11.3%), and employ benefits of KRW 57.2 billion (33.4%). In the case of employ benefits, we note the one-time cost of

KRW 40.8 billion in the previous quarter for the sale of treasury stock under ESOP (Employee Stock Ownership Program).

3.    Depreciation Cost

•	Depreciation cost for the fourth quarter 2003 was KRW 691.1 billion, a decrease of KRW 72.3 billion (9.5%) from 4Q 2002, but a rise of KRW 51.8 billion (8.1%) from the previous quarter. It has been our trend to concentrate CAPEX spending, a cause for depreciation, toward the end of year.

<CAPEX Spending>

(KRW billion)

	1Q	2Q	3Q	4Q	total
year 2002	189.1	523.4	510.6	922.0	2,145.1
year 2003	168.0	392.0	620.0	902.6	2,082.6

4.    Commissions

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ%		Amount	Δ%
Total Commission	180.8	155.8	25.0	16.0%	150.7	30.1	19.9%
¡ Commissions to KT Linkus	32.3	25.5	6.8	26.8%	30.2	2.1	6.9%
¡ Commissions to 114 Phone Directory	33.0	31.6	1.4	4.4%	31.0	1.9	6.2%
¡ Commissions to Call Center	28.3	24.5	3.8	15.7%	27.0	1.3	4.9%
¡ Others	87.2	74.3	12.9	17.4%	62.6	24.6	39.4%

•	Total commission expense was up by KRW 25.0 billion (16.0%) and KRW 30.1 billion from 4Q 2002 and 3Q 2003, respectively. More outsourcing of call centers to improve customer satisfaction, increases in the Linkus (public phone) outsourcing fee and ‘others’ all contributed. Main factors for the increase in ‘others’ are outsourcing to our subsidiaries and strengthened collection efforts.

5.    Sales Related Expenses

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q /2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ%		Amount	Δ%
¡ Sales Promotion	73.3	84.3	-11.0	-13.0%	77.3	-4.0	-5.2%
¡ Sales Commission	31.4	36.2	-4.8	-13.4%	15.1	16.3	108.3%
¡ Provision for doubtful accounts	112.4	96.0	16.4	17.0%	79.6	32.8	41.2%
¡ Advertising	48.7	50.5	-1.8	-3.6%	36.6	12.1	33.0%

•	Provision for doubtful accounts resulted in KRW 112.4 billion, an upsurge of KRW 16.4 billion (17.0%) and KRW 32.8 billion (41.2%) compared to 4Q 2002 and 3Q 2003, respectively. This occurred in the process of rising delinquent accounts due to worsening economic conditions, our raising of the allowance rate to reflect that, and termination of seriously overdue accounts as part of our effort to pursue a ‘clean’ asset.

•	Facts about provision for doubtful accounts:

<Allowance for Doubtful Accounts>

(KRW billion)

	Dec 2001	Dec 2002	Dec 2003
accounts receivable	1,837.6	2,349.4	2,342.1
allowance for doubtful accounts	149.8	256.5	465.8
provision for doubtful accounts	80.7	156.5	301.1
allowance/receivable	8.2%	10.9%	19.9%

<Method for Determining Allowance>

type of account receivable	method	rate
		3Q	4Q
overdue (terminated)	collection failure rate	74.3%	76.4%
overdue (large amount)	termination rate after suspension × collection failure rate	20.1%	20.6%
overdue (small amount)	50% of rate for large amount	10.0%	10.3%
previous month	past termination rate	0.5%	0.6%
interconnection	past termination rate	0.5%	0.6%
PCS resale	past termination rate	0.5%	0.6%
international call settlement	past termination rate	0.5%	0.6%
others	average of above	18.1%	19.6%

<Aging Schedule of Accounts>

(KRW 100 million)

type		-6 months	6 months- 1 year	1 year- 3 years	3 years-	total
Dec 2003	amount proportion	17,501 74.72%	2,347 10.02%	3,488 14.89%	85 0.36%	23,421 100.00%
Sep 2003	amount proportion	15,532 67.10%	2,785 12.00%	4,502 19.40%	327 1.40%	23,146 100.00%
June 2003	amount proportion	17,776 74.10%	2,859 11.90%	3,206 13.40%	139 0.60%	23,980 100.00%
March 2003	amount proportion	18,643 77.46%	2,343 9.74%	2,875 11.95%	206 0.86%	24,067 100.00%
Dec 2002	amount proportion	18,756 79.80%	2,027 8.60%	3,617 11.10%	93 .40%	23,493 100.00%

6.    Repairs & Maintenance

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ%		Amount	Δ%
¡ Repairs and Maintenance	139.8	95.1	44.7	47.0%	103.2	36.6	35.4%

•	Repairs & maintenance, necessary along with CAPEX for the improvement of service quality, incurred a cost of KRW 139.8 billion. This is an increase of KRW 44.7 billion (47.0%) over 4Q 2002 and KRW 36.6 billion (35.4%) over 3Q 2003. We point out the rise in installation outsourcing necessitated by the recent downsizing.

7.    Cost of Goods Sold

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ%		Amount	Δ%
Cost of Goods Sold	50.1	62.0	-11.9	-19.2%	25.3	24.8	98.0%
¡ PCS Handset Cost	51.6	47.5	4.2	8.8%	23.5	28.1	119.8%
¡ Notebook	0.1	3.4	-3.2	-96.7%	0.2	-0.1	-35.9%
¡ PDA	3.4	6.6	-3.2	-48.1%	-5.0	8.4	-168.2%
¡ Wireless LAN Card	-6.2	2.1	-8.3	-397.7%	4.0	-10.2	-253.9%
¡ Others	1.2	2.5	-1.3	-53.2%	2.6	-1.4	-54.7%

•	Cost of goods sold for this quarter amounted to KRW 50.1 billion, a decrease of KRW 11.9 billion (19.2%) over 4Q 2002, due to a decline in costs of sales for PDA, notebook, and wireless LAN card.

•	Compared to the previous quarter, it was an increase of KRW 24.8 billion (98.0%), mainly due to a rise of KRW 28.1 billion (119.7%) in handset cost driven by increased sales to new and handset-changing subscribers.

8.    Cost of Service Provided

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ %		Amount	Δ %
Cost of Service Provided	403.4	461.3	-57.9	-12.5%	445.0	-41.6	-9.3%
¡ Cost of Service	127.0	121.4	5.6	4.6%	90.6	36.4	40.2%
- PCS Resale Network Cost to KTF	51.5	47.6	3.9	8.2%	62.4	-10.9	-17.5%
- B&A Service Cost	25.6	16.0	9.6	59.6%	0.5	25.1	5020.0%
- Others	49.9	57.8	-7.9	-13.6%	27.7	22.3	80.5%
¡ SI/NI Service Cost	48.4	5.9	42.5	723.2%	19.4	29.0	149.3%
¡ International Settlement Cost	42.3	42.5	-0.2	-0.4%	44.8	-2.5	-5.5%
¡ LM Interconnection Cost	185.7	291.5	-105.8	-36.3%	290.3	-104.5	-36.0%

•	Cost of service provided recorded a decrease of KRW 57.9 billion (12.5%) over 4Q 2002 and KRW 41.6 billion (9.3%) over 3Q 2003. Decline in land-to-mobile interconnection cost as a result of interconnection rate cut greatly contributed.

C.    Non-Operating Revenue

(KRW billion)

Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ %		Amount	Δ %
Non-operating Revenue	-11.9	996.1	-1,008.0	-101.2%	131.2	-143.1	-109.1%
¡ Gains on Disp. Of Inv. Assets	0.6	907.6	-907.0	-99.9%	0.0	0.6	—
¡ Interest Income	16.0	13.0	3.0	23.1%	19.5	-3.5	-18.1%
¡ FX Transaction Gain	4.2	9.2	-5.0	-54.3%	1.0	3.2	305.4%
¡ FX Translation Gain	-56.5	12.5	-69.0	-552.0%	57.3	-113.8	-198.6%
¡ USO Fund	-12.2	5.4	-17.6	-325.9%	11.9	-24.1	-202.4%
¡ Others	36.0	48.4	-12.4	-25.6%	41.4	-5.4	-13.1%

•

Non-operating revenue showed a decrease of KRW 1,008 billion (101.2%) from 4Q 2002, when selling of SKT shares contributed KRW 907.6 billion to gains on disposal of invested assets. In addition, we had a fall in FX translation gain of KRW 69.0 billion (552.0%) due to depreciation of the Korean won (1,150.2 won per dollar on Sep 30 versus 1,197.8 won per dollar on Dec 31; net debt exposure of US $1,173.6 million on Dec

31), and reduction in USO (Universal Service Obligation) fund of KRW 17.6 billion (325.9%) caused by change of rules.

•	Compared to the previous quarter, there was a decrease of KRW 143.1 billion (109.1%). Main factors are declines in FX translation gain of KRW 113.8 billion (198.6%) and USO fund of KRW 24.1 billion (202.4%).

D.    Non-Operating Expenses

						(KRW billion)
Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ%		Amount	Δ%
Non-operating Expense	297.4	277.8	19.6	7.1%	324.4	-27.0	-8.3%
¡ Interest Expense	104.4	113.3	-8.9	-7.9%	106.5	-2.1	-2.0%
¡ FX Transaction Loss	2.7	3.8	-1.1	-28.9%	2.1	0.6	31.0%
¡ FX Translation Loss	-3.0	-0.4	-2.6	650.0%	9.9	-12.9	-130.4%
¡ Loss on Equity Method	43.3	49.9	-6.6	-13.2%	34.4	8.9	26.0%
¡ Loss on Disp. Of Fixed. Assets	28.1	42.3	-14.2	-33.6%	15.7	12.4	79.1%
¡ Others	121.9	68.9	53.0	76.9%	156.0	-34.1	-21.8%

•	Non-operating expense was KRW 297.4 billion, an increase of KRW 19.6 billion (7.1%) over 4Q 2002. Despite a reduction in the interest expense of KRW 8.9 billion (7.9%) due to lowered interest rates, our SKT equity-linked securities suffered a KRW 35.2 billion loss.

•	It was a decrease of KRW 27.0 billion (8.3%) from the previous quarter, when a regular tax audit, conducted by the National Tax Service usually every 5 years, resulted in additional tax of KRW 67.7 billion, which was journalized then.

E.    Net Income

						(KRW billion)
Sector	2003 4Q	2002 4Q	2003 4Q / 2002 4Q		2003 3Q	2003 4Q / 2003 3Q
			Amount	Δ%		Amount	Δ%
Income Before Tax	79.8	867.1	-787.3	-90.8%	-675.1	754.9	946.0%
¡ Income Tax	-1.3	198.9	-200.2	-100.7%	-178.6	177.3	-13637.3%
¡ Effective Tax Rate	-1.6%	22.9%	-24.6% P		26.5%	-28.1% P
Net Income	81.1	668.2	-587.1	-87.9%	-496.5	577.6	-116.3%
Income from disposal of SKT shares	0.0	699.5	-699.5	-100.0%	0.0	0.0	—
Normalized Net Income	81.1	-31.3	112.4	-359.1%	-496.5	577.6	-116.3%

•	Income before tax amounted to KRW 79.8 billion. Applying the predicted effective annual tax rate of 35.8%, which translates to KRW -1.3 billion in tax (at the rate of -1.6%) for the fourth quarter, we obtained a quarterly net income of KRW 81.1 billion.

F.    Balance Sheet Discussion

1. Asset: KRW 19,575.6 billion, a decrease of KRW 268.9 billion (1.4%) from the previous quarter

•	Current assets stood at KRW 3,323.5 billion, a decrease of KRW 518.3 billion (13.5%). Major factors were payment of the special retirement allowance of KRW 831.5 billion during the fourth quarter and reduction in accounts receivable due to increased allowance allocation caused by a provision for doubtful accounts amount of KRW 112.4 billion.

•	‘Other’ fixed assets recorded an increase of KRW 249.4 billion, aided by acquisition of shares in KDB (Korea Digital Broadcasting) amounting to KRW 82.4, increase in lease deposits of KRW 29.1 billion, and etc.

2. Liabilities: KRW 12,763.1 billion, a decrease of KRW 129.2 billion (1.0%) from the previous quarter

•	Current liabilities stood at KRW 3,494.1 billion, a decrease of KRW 286.8 billion (7.6%). An increase in short term and current portion of long term debt of KRW 433.0 billion was far offset by the reduction in ‘others’, brought about by payment of retirement allowance on October 15.

•	Long term liabilities rose by around KRW 157.6 billion due to our issuing of 10 year bonds (at the rate of 5.4%) worth KRW 300.0 billion in order to of improve our debt structure.

3. Shareholders’ Equity: KRW 6,812.5 billion, a decrease of KRW 139.7 billion (2.0%) from the previous quarter

•	While we achieved a quarterly net income of KRW 81.1 billion, retirement of treasury stock worth KRW 273.5 billion (2% of total outstanding shares) resulted in reduced shareholders’ equity.

G.    Appendix: Summary of Annual Income Statement

(KRW billion)

Sector	2003	2002	2003 / 2002
			Amount	Δ %
Operating Revenue	11,574.5	11,377.6	196.9	1.7%
Operating Expense	10,331.4	9,583.6	747.8	7.8%
¡ Depreciation	2,446.8	2,637.0	-190.2	-7.2%
¡ Labor	3,337.2	2,697.7	639.5	23.7%
¡ Commission	612.9	571.6	41.3	7.2%
¡ Sales Promotion	235.5	197.7	37.8	19.1%
¡ Sales Commission	108.8	71.8	37.0	51.5%
¡ Provision for doubtful accounts	301.1	156.5	144.6	92.4%
¡ Advertising	152.8	157.1	-4.3	-2.7%
¡ Repairs & Maintenance	371.6	325.8	45.8	14.1%
¡ Cost of Goods Sold	275.9	278.7	-2.8	-1.0%
¡ Cost of Service Provided	1,761.9	1,745.6	16.3	0.9%
- Cost of Service	437.7	373.0	64.7	17.3%
- LM Interconnection	1,025.2	1,186.0	-160.8	-13.6%
- Intn’l Settlement	185.4	177.9	7.5	4.2%
- Cost of SI/NI Services	113.6	8.7	104.9	1205.7%
¡ R&D	232.1	233.0	-0.9	-0.4%
¡ Others	494.8	511.1	-16.3	-3.2%
Operating Income	1,243.1	1,794.0	-550.9	-30.7%
Operating Margin	10.7%	15.8%	-5.0% P
EBITDA	3,689.9	4,431.0	-741.1	-16.7%
EBITDA Margin	31.9%	38.9%	-7.1% P
Non-operating Revenue	1,135.9	1,743.6	-607.7	-34.9%
¡ Gains on Disp. Of Inv. Assets	775.9	1,185.6	-409.7	—
¡ Interest Income	81.7	53.9	27.8	51.6%
¡ FX Transaction Gain	12.9	24.6	-11.7	-47.6%
¡ FX Translation Gain	7.3	111.5	-104.2	-93.5%
¡ USO Fund	66.1	143.2	-77.1	-53.8%
¡ Others	192.0	224.8	-32.8	-14.6%
Non-operating Expense	1,085.9	922.0	163.9	17.8%
¡ Interest Expense	432.2	425.5	6.7	1.6%
¡ FX Transaction Loss	12.6	24.8	-12.2	-49.2%
¡ FX Translation Loss	7.7	14.8	-7.1	-48.0%
¡ Loss on Equity Method	155.0	107.2	47.8	44.6%
¡ Loss on Disp. Of Fixed. Assets	86.8	85.8	1.0	1.2%
¡ Others	391.6	263.9	127.7	48.4%
Ordinary Income	1,293.1	2,615.6	-1,322.5	-50.6%
Income Tax	463.4	651.8	-188.4	-28.9%
Net Income	829.7	1,963.8	-1,134.1	-57.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 20, 2004

KT CORPORATION

By:	/s/ WHA JOON CHO

Name: Wha Joon Cho

Title: Managing Director